Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C-/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
X   Form C-TR: Termination of Reporting

Name of Issuer:

Stream Dx, Inc

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Utah

      Date of Organization:

      October 9, 2014

Physical Address of Issuer:

429 W. Lawndale Dr., South Salt Lake, Utah 84115

Website of Issuer:

www.streamdx.com

CIK Number:

0001873727

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

28387

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned

/s/ Brian Holt
(Signature)

Brian Holt
(Name)

Chief Executive Officer
(Title)

April 29, 2022
(Date)

/s/ Phillip Grimm
(Signature)

Phillip Grimm
(Name)

Director
(Title)

April 29, 2022
(Date)

/s/ Jim Hotaling
(Signature)

Jim Hotaling
(Name)

Director
(Title)

April 29, 2022
(Date)

/s/ Dinesh Patel

(Signature)

Dinesh Patel
(Name)

Director
(Title)

April 29, 2022
(Date)

/s/ Kelly Powers
(Signature)

Kelly Powers
(Name)

Director
(Title)

April 29, 2022
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001